HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                                   Fax:  (303) 839-5414
                                 (303) 839-0061

                                  May 27, 2020

Tracie Mariner
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


      Re:   Flexible Solutions International, Inc.

     This office represents Flexible Solutions International Inc. (the "Company"). In response to the comment received from the Staff by letter dated April 30, 2020 the Company has filed an amended 10-K report which includes an audit report for the year ended December 31, 2018.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                             /s/ William T. Hart
                                 William T. Hart